

September 22, 2011

Via E-mail
Robert F. Kuzloski, Esq.
Chief Corporate Legal Officer
Validus Holdings, Ltd.
29 Richmond Road, Pembroke
Bermuda HM 08

>   **Re: Transatlantic Holdings, Inc.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed on September 14, 2011 by Validus Holdings, Ltd. et al.**
>   **File No. 001-10545**

Dear Mr. Kuzloski:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Your disclosure regarding nominees to the Transatlantic board of directors involves your proposed merger. Accordingly, Note A to Schedule 14A requires the provision of information called for by Item 14 of Schedule 14A, but we cannot locate certain of this information, including a summary of the Validus Transaction Proposal and the information called for by the following provisions of Form S-4: Item 3(d)-(i); Item 4(a)(4)-(5); and Parts B and C. Please direct us to disclosure that you believe satisfies these obligations, revise your disclosure to include this information, or give us your analysis as to why you believe that this information is not required.

2.   While you disclose that a merger with Validus may not be consummated even if your nominees are elected to the board of directors, you do not disclose the risks associated with this outcome. Please clearly describe the consequences for security holders if a merger with Validus or another party is not consummated and security holders are left with a board of directors limited to your three nominees, only one of whom appears to have relevant industry experience.

3.   Please revise to indicate in the second full paragraph on page iii that you do not intend that the consent solicitation statement be an offer to tender shares.

4.   Please update your disclosure to reflect recent developments, including termination of the merger agreement between Allied World and Transatlantic and recent litigation developments. In this regard, disclosures regarding the superiority of your proposal to that of Allied World no longer appear to be relevant.

5.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the solicitation materials or provided to the staff on a supplemental basis. Please provide support for the following:

   •   your proposals are in the "best interests" of Transatlantic security holders;
   •   one or the other of your proposed transactions "will be pursued to completion;"
   •   each proposal "will become effective;" and
   •   that the current board of directors has been "asserting barriers designed to prevent Transatlantic from entering into good faith discussions with Validus."

Proposal 1 – Amend the Bylaws…, page 14

6.   Please add markings to Proposal 1 as it appears on the bottom of page 14.

Proposal 2 -- Repeal Subsequent Amendments to the Bylaws, page 15

7.   Your disclosure implies that this proposal will operate to repeal only those bylaw amendments adopted by the board of directors, but the proposal itself appears to operate to repeal any bylaw amendments (other than the amendment contemplated by Proposal 1), whether adopted by the board of directors or the security holders of Transatlantic. Please revise this disclosure to clearly state that you are seeking authority to repeal any bylaws adopted by the shareholders after July 28, 2011 (other than those contemplated by Proposal 1). Please also advise us of the additional disclosures you expect to provide if the board of directors amends the bylaws prior to effectiveness of the consents you seek.

Proposal 3 – Removal of Directors, page 15

8.   You state in several places that if fewer than five current directors are removed pursuant to Proposal 3, your nominees will not alone be able to cause Transatlantic to take any action. Please disclose how your nominees will take any action unless exactly two current directors remain on the board. If one or no current directors remain, the board would not appear to have sufficient members to constitute a quorum. If three current directors remain, your nominees and the current directors would appear to be deadlocked. If four or more current directors remain, your nominees would constitute a minority of the board.

9.   Please disclose the effect of the existing vacancy on your proposal. If, for instance, only two current directors are removed, disclose whether you believe all three of your nominees would join the board of directors.

Proposal 4 – Election of the Nominees, page 16

10.   Please disclose all prior relationships between Validus and its nominees. We note, for instance, that all three of these nominees were also identified by Validus as potential nominees to the IPC board.

11.   Please tell us what consideration you gave to attaching the nominee agreements as an annex to your solicitation statement. Please also advise whether you intend to file these agreements as exhibits to your Schedule TO.

12.   We note that the participants reserve the right to vote for unidentified substitute nominees. Please confirm that, should the participants lawfully identify or nominate substitute nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes such substitute nominees on Annex A.

13.   Please disclose whether you believe that any of your nominees would qualify as an audit committee financial expert within the meaning of Item 407(d)(5)(ii) of Regulation S-K.

The Validus Exchange Offer, page 19

14.   Please disclose the effect of the poison pill on the Validus exchange offer.

<u>Consent Procedures, page 21</u>

15.   Section 6.4(b) of the Transatlantic bylaws appears to require that you request the board of directors to fix a record date. Please tell us whether you have complied with this provision, or advise.

<u>Other Information, page 45</u>

16.   We note the disclaimer that you do not take any responsibility for the disclosure concerning Transatlantic. While you may include appropriate language about the limits on the reliability of information, you may not disclaim responsibility for its accuracy. Please revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
       Todd E. Freed, Esq.
       Skadden, Arps, Slate, Meagher & Flom LLP